SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Freshpet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

358039105
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2023
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358039105	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,108,476 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,108,476 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,108,476 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 358039105	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on Schedule 13D filed by the undersigned on September 22, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on December 9, 2022 (“Amendment No. 1”), Amendment No. 2 filed on December 15, 2022 (“Amendment No. 2”), Amendment No. 3 filed on May 24, 2023 (“Amendment No. 3”), Amendment No. 4 filed on May 25, 2023 (“Amendment No. 4”), Amendment No. 5 filed on May 30, 2023 (“Amendment No. 5”), Amendment No. 6 filed on June 1, 2023 (“Amendment No. 6”) and Amendment No. 7 filed on August 9, 2023 (“Amendment No. 7” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the “Schedule 13D”) as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (“JANA” or the “Reporting Person”). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein (the “Principal”).

(b) The principal business address of JANA and the Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153.

(c) The principal business of JANA and the Principal is investing for accounts under their management.

(d) Neither the Reporting Person nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware. The Principal is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The 3,108,476 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $135 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

CUSIP No. 358039105	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 21, 2023, JANA entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”). The full text of the Cooperation Agreement is included as Exhibit M to this Amendment No. 8 by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2023 (the “Form 8-K”), and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 48,195,714 Shares outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 7, 2023.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 3,108,476 Shares, representing approximately 6.4% of the Shares outstanding.

By virtue of the Cooperation Agreement and the termination of the Nominee Agreements, the Special Advisor Agreements and the Confidentiality Agreement by the Reporting Person, the Reporting Person, Diane Dietz, James Lillie, Timothy R. McLevish, Kurt T. Schmidt, Dwyane Wade, Carsten Charles (“CC”) Sabathia, Jr. and Ginger Gorden are no longer deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder. As a result, this Amendment No. 8 only reports the beneficial ownership of the Reporting Person.

(b) JANA has sole voting and dispositive power over the 3,108,476 Shares, which power is exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person since the filing of Amendment No. 7 is set forth in Exhibit N hereto and is incorporated herein by reference. All of the transactions in Shares listed in Exhibit N were effected in the open market through various brokerage entities.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person’s responses in Item 4 and the third paragraph of Item 5(a) of this Amendment No. 8 are incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:
Exhibit M:	Cooperation Agreement (incorporated by reference to Exhibit 10.1 of the Form 8-K).
Exhibit N:	Transactions in the Shares of the Issuer Since the Filing of Amendment No. 7.

CUSIP No. 358039105	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2023

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

CUSIP No. 358039105	SCHEDULE 13D/A	Page 6 of 6 Pages

EXHIBIT N

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 7

The following table sets forth all transactions in the Shares effected by the Reporting Person since the filing of Amendment No. 7. All such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These Shares were purchased/sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased/sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
8/21/2023	(309,263)	77.80	77.62-77.85
8/22/2023	(56,190)	77.25	77.01-77.33
8/23/2023	(146,584)	76.27